Exhibit 99.2

Convenience translation

Report by the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2019

The past fiscal year was a successful year for Fresenius Medical Care, in which the company achieved stable growth and the operating business developed as planned. The company was able to achieve sustainable organic growth while meeting the targets it had set itself. The measures announced in the previous year to promote further sustainable, profitable growth were further implemented. So, the acquisition of NxStage Medical, Inc. was successfully completed, which supported the record growth in the number of home dialysis patients in North America. In the important growth market China, Fresenius Medical Care successfully launched a dialysis machine specially developed for emerging markets. The cost optimization initiatives being pursued throughout the company also developed as planned.

Significant events concerning the organization and composition of the management board of the General Partner, Fresenius Medical Care Management AG, (hereinafter the “Management Board”) or the Supervisory Board of Fresenius Medical Care AG & Co. KGaA (hereinafter the “Company”) were:

•             Appointment of a new Chief Financial Officer to the Management Board
With effect as of the end of October 31, 2019, Mr. Michael Brosnan resigned as a member of the Management Board. He had been with the Company since 1998 and was Chief Financial Officer of the General Partner since 2010. The Supervisory Board would like to thank him for his many years of valuable work and for his important contribution to the success of Fresenius Medical Care.
His successor is Ms. Helen Giza, who was appointed as a new member of the Management Board responsible as Chief Financial Officer with effect as of November 1, 2019. Prior to that Ms. Giza has been Chief Integration and Divestiture Management Officer at Takeda Pharmaceuticals. Before her appointment to the management, she had served as Chief Financial Officer of Takeda’s U.S. business unit since 2008. Prior to that she held a number of key international finance and controlling positions, amongst others at TAP Pharmaceuticals and Abbott Laboratories. Ms. Giza is a U.K. Chartered Certified Accountant and holds a Master of Business Administration from the

Kellogg School of Management at Northwestern University in Evanston, Illinois, U.S.

•             Expansion of the Management Board by a Global Chief Medical Officer
Mr. Frank Maddux, MD, has been appointed as a member of the Management Board in his function as Global Chief Medical Officer with effect as of January 1, 2020. He had previously been entrusted with the newly created position of Global Chief Medical Officer of the company and is to link clinical research and therapy even more closely. Mr. Maddux has more than 30 years of experience in the healthcare industry and is a recognized expert in the field of quality-oriented care of dialysis patients. He has been with Fresenius Medical Care since 2009. Before his appointment as Global Chief Medical Officer, he served as Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for Fresenius Medical Care North America. In this function he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network in the U.S.

•             Elections of two new members of the Supervisory Board
On May 16, 2019, the Annual General Meeting of the Company elected Dr. Dorothea Wenzel and Prof. Dr. Gregor Zünd as members of the Supervisory Board of the Company. Prof. Dr. Zünd had already been appointed by court as a member of the Supervisory Board before, in light of Dr. Gerd Krick’s resignation from the Company’s Supervisory Board.

The Supervisory Board also in the past fiscal year observed all duties imposed on it by law, the Articles of Association and the Rules of Procedure. In this context it also took into account the recommendations of the German Corporate Governance Code. The Supervisory Board supervised the General Partner, Fresenius Medical Care Management AG, within its responsibility and regularly advised the Management Board. The members of the Supervisory Board in their entirety are familiar with the sectors in which Fresenius Medical Care operates.

All relevant questions of the business policy, the company’s planning and the strategy were subject to the deliberations of the Supervisory Board. Reports of the Management Board on the progress of the business, the profitability and liquidity as well as on the situation and perspectives of the Company and the Group formed the basis for the work of the Supervisory Board. Further topics were the risk situation and risk management. Additional items on the agenda were discussions on acquisition and investment projects. The Supervisory Board and its competent committees comprehensively discussed these as well as also all further significant business events. Furthermore, the Supervisory Board also in the past year reviewed the development of the acquisitions of the previous years. Key benchmarks for this review were, inter alia, the planning and projections at the time of each respective transaction. The Supervisory Board passed resolutions within its competencies according to law and the Articles of Association.

Meetings

In the past fiscal year, six meetings of the Supervisory Board, some of which lasted several days, as well as two telephone conferences, took place. The participation rate of the members in the meetings and telephone conferences of the Supervisory Board was 97.6 % and including the meetings and telephone conferences of the committees was 96.8%. No Supervisory Board member attended only half or less than half of the meetings of the Supervisory Board and the committees he or she is a member of. The following table shows the participation of the members in the meetings and telephone conferences of the Supervisory Board and the committees in the past fiscal year:

	Supervisory Board	Audit and Corporate Governance Committee	Nomination Committee	Joint Committee	Special Joint Committee
Rolf A. Classon (Vice Chairman)	8/8	11/11	4/4	0/0	-
William P. Johnston	7/8	10/11	-	0/0	-
Dr. Dieter Schenk (Chairman)	8/8	-	4/4	-	4/4
Dr. Dorothea Wenzel (since May 16, 2019 member of the Supervisory Board)	2/2	-	-	-	-
Pascale Witz	8/8	9/10	-	-	4/4
Prof. Dr. Gregor Zünd	8/8	-	-	-	-

The Supervisory Board was in regular contact with the Management Board and was always promptly and comprehensively informed by it. Between meetings,

the Management Board reported to the Supervisory Board in writing. During the meetings, the Management Board also informed the Supervisory Board verbally. In addition, the Supervisory Board also last year was in contact with members of the senior management level. The members of the Management Board were further available to the Supervisory Board for follow-up queries. The Chairman of the Supervisory Board maintained continuous contact with the Management Board outside the meetings, in particular with the Chairman of the Management Board. In case of important occasions or events, the Chairman of the Management Board promptly informed the Chairman of the Supervisory Board. In such cases, the Chairman of the Supervisory Board subsequently informed the other members of the Supervisory Board in the next meeting at the latest. During the entire fiscal year, the Chairman of the Supervisory Board also was in close contact with the other members of the Supervisory Board. In the year under review, the Chairman of the Supervisory Board was also available for communication with investors to the extent permitted by law and in close coordination with the Management Board.

Focus of the discussions in the Supervisory Board

One of the main focus areas of the Supervisory Board’s discussions in the past year were again strategic considerations. Measures discussed by the Supervisory Board related to both existing and potentially new business areas. Fresenius Medical Care wants to further grow in its core business with dialysis products and the treatment of dialysis patients. In the past year, Fresenius Medical Care therefore made targeted strategic complementary acquisitions, including a dialysis centre in the U.S. and a day clinic in Australia. In addition, Fresenius Medical Care made complementary investments for its core business with dialysis products and the treatment of dialysis patients, including the construction of a new laboratory in the U.S.

The business development, the competitive situation and the Management Board’s planning in the individual regions and functions were also at the centre of the Supervisory Board’s discussions. Another focus of the discussions and consultations were several extensive investment projects, inter alia, the expansion of supply chain capacities in North America as well as investments in the subsidiary Unicyte, a leading regenerative medicine company with translational programs (transferring the results of basic research into clinical applications) in the field of kidney disease and other diseases. In joint consultations with the

Management Board, the development of the production quantities and their expansion were discussed. In the past year, the Supervisory Board also informed itself about the quality assurance systems and about the results of the product quality testing in the production facilities.

In the past fiscal year, the Supervisory Board again discussed the development of cost reimbursement in the various health care systems, in particular in the U.S. A focus of the discussions was the Executive Order of the U.S. President to improve the price and quality transparency in the healthcare system of the U.S. With a view to the continued aim of increasing efficiency and the corresponding measures taken by the management already in previous years, the Supervisory Board also informed itself also in the last year about the success of the measures taken to improve the cost situation.

In the year under review a bond with a volume of US$500 million was successfully issued in June and bonds with an aggregate volume of €1.75 billion in November.

In addition, the Company launched a share buyback program with a volume of up to €1 billion in the year under review, under which it acquired treasury shares for a stock exchange price of approx. €600 million in total by the end of year 2019.

The Supervisory Board was regularly informed about the company’s compliance. Findings of the internal audit department were also taken into account. In particular, the Supervisory Board has informed itself intensively and on an ongoing basis about the negotiations successfully completed in March 2019 with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) concerning violations of provisions of the US Foreign Corrupt Practices Act (“FCPA”) on which the company had voluntarily informed the two authorities already since the year 2012. The company has, in fulfilment of its obligations under the agreements concluded with the DoJ and the SEC, paid an amount of US$231.7 million in total to these two authorities. In addition, in coordination with the DoJ and the SEC, it has assigned an independent expert (“Monitor”) for a period of at least two years for monitoring the internal compliance, who reports directly to the two authorities. The Supervisory Board will continue to closely monitor this topic.

The Annual General Meeting of the Company on May 16, 2019 granted discharge to the General Partner and the Supervisory Board of the Company only with a majority of 56.81% and 52.32% of the votes cast, respectively. Although it must be taken into account when assessing this voting result that Fresenius SE & Co. KGaA, which holds approximately 31 % of the voting rights in the Company, was excluded from participating in both resolutions, this voting result is not satisfactory from the point of view of the Supervisory Board. The Supervisory Board understands this as an indication from the shareholders to the Supervisory Board to further intensify the close supervision of the Management Board in the expansion of compliance measures to avoid comparable violations. To this end, the Supervisory Board will in particular continue to inform itself about the progress and findings of the Monitor’s investigations regarding the monitoring of internal compliance.

The Supervisory Board has formed committees from among its members that support the Supervisory Board as a whole in its supervisory and advisory functions. The respective chairmen have regularly reported to the Supervisory Board on the work of the committees. Details of the composition of the Supervisory Board’s committees can be found in the Declaration on Corporate Governance which can be found on pages 118 et seqq. of the annual report.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee convened five times in the past fiscal year. In addition, six telephone conferences were held. All members of this committee are financial experts according to Sec. 100 para. 5 of the German Stock Corporation Act. Messrs. William P. Johnston (Chairman until the end of December 31, 2019) and Rolf A. Classon (Chairman since January 1, 2020) have specific knowledge and experience in applying accounting principles and internal control procedures. They are also familiar with auditing. As already reported in the previous year, the Supervisory Board resolved at its meeting on February 11, 2019 to appoint Ms. Pascale Witz as an additional member of this committee.

In the past year, the committee dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the report according to Form 20-F for the SEC. It also discussed the quarterly reports with the Management Board. Furthermore, it dealt with the selection and the independence of the auditor of the annual and consolidated financial statements. In doing so, it also considered any additional non-audit services provided. Also, the audit engagement for the report according to Form 20-F, which comprises the consolidated financial statements according to the International Financial Reporting Standards (IFRS), was issued by the committee. The committee further negotiated the fee agreement with the auditor. Key audit matters of the past fiscal year were the impairment of goodwill of the cash-generating unit Latin America, the acquisition of NxStage Medical, Inc. and the first-time application of the new accounting standard “IFRS 16 — Leases”.

Representatives of the auditor participated in all meetings and telephone conferences of the committee and informed the members of the committee of their auditing activities. In addition, they provided information on any significant results of their audit and were available for additional information. In the absence of the members of the Management Board, they reported on the cooperation with them.

The Audit and Corporate Governance Committee dealt with the supervision of the accounting and its process, with the effectiveness of the internal control system, the risk management system, the internal audit system, the audit and compliance. With respect to the Company’s compliance, the committee accompanied, inter alia, the review triggered by the violations of provisions of the FCPA. The committee also dealt with the review of the internal control system. In particular, the cause and the measures to be taken in fiscal year 2020 to eliminate an identified material control weakness in the North America business segment was discussed. The material control weakness relates to the design and effectiveness of the internal controls for determining the transaction price and for limiting the variable compensation of the transaction price for certain revenue arrangements that are under legal clarification, and the timely adjustment of the variable compensation upon receipt of new information. The control weakness did not lead to any objections by the auditor to the correctness of the consolidated financial statements and the consolidated management report. Due to the significant control weakness, the auditor issued a qualified audit opinion in the report according to Form 20-F on February 20, 2020, regarding the internal accounting-related control system and the implementation of the relevant provisions of the Sarbanes-Oxley Act. In the course of its audit, the auditor audited the internal control and risk management system in relation to the financial reporting as well as the early risk recognition system. The audit showed that the General Partner has appropriately implemented the measures required under Sec. 91 para. 2 of the German Stock Corporation Act, in particular regarding the establishment of a monitoring system, and that the monitoring system is suitable for the early identification of developments that may affect the Company’s ability to continue as a going concern. The Management Board periodically reported to the committee on larger individual risks. It also regularly informed the committee on the compliance situation as well as on the audit plans and results of the internal audit.

The committee again reviewed the business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and its affiliated companies. It was confirmed in each case that these relationships corresponded to those between unrelated third parties.

Certain transactions of the Company with related parties are subject to the approval of the Supervisory Board since the German Act Implementing the Second Shareholders’ Rights Directive came into force. The Supervisory Board has made use of the option to delegate the responsibility for the approval resolution to the Audit and Corporate Governance Committee.

The chairman of the Audit and Corporate Governance Committee has regularly reported to the Supervisory Board on the results of the discussions and resolutions in the committee.

Nomination Committee

The Nomination Committee prepares candidate proposals and proposes to the Supervisory Board of the Company suitable candidates for its election proposals to the General Meeting. In the past fiscal year, the Nomination Committee convened three times, including once by telephone conference, in particular to prepare the proposal for the election of Dr. Dorothea Wenzel as a member of the Supervisory Board by the 2019 Annual General Meeting. By resolution of December 4, 2019, the Supervisory Board elected Mr. Rolf A. Classon as Chairman of the Nomination Committee.

Joint Committee

The Company has a Joint Committee which is composed of two members of the supervisory board of the General Partner as well as two members of the Supervisory

Board of the Company. For certain matters, the Management Board requires the approval of the Joint Committee. In the past fiscal year, the Joint Committee did not convene since no meeting was required.

Special Joint Committee

In the year under review, the Supervisory Board of the Company and the Supervisory Board of the General Partner formed a special joint committee (Special Joint Committee).

The Special Joint Committee shall, within the scope of the responsibilities of the Supervisory Board, review any consequences of the findings of the Company’s agreements with the DoJ and the SEC in the year under review and make recommendations to the Supervisory Board. The Special Joint Committee has convened in three meetings and one telephone conference during the year under review. The Chairman of the Special Joint Committee regularly informs the Supervisory Board of the Company.

Corporate Governance

The Supervisory Board again reviewed the efficiency of its work and also dealt with the exchange of information with the Management Board as well as between the Supervisory Board and its committees. No objections arose in the course of such review.

In some cases, members of the Supervisory Board of the Company are also members of the Supervisory Board of the General Partner. This applies to Messrs. Rolf A. Classon, William P. Johnston and Dr. Dieter Schenk. In addition, Dr. Schenk is vice chairman of the supervisory board of Fresenius Management SE. Fresenius Management SE is the general partner of Fresenius SE & Co. KGaA. As of the end of the past fiscal year, Fresenius SE & Co. KGaA held approx. 31% of the shares in the Company. It is also the sole shareholder of Fresenius Medical Care Management AG.

In the year under review, no consulting or other service relationships between members of the Supervisory Board and the Company existed.

The Supervisory Board dealt with the provisions of the German Corporate Governance Code and their application in relation to the group of companies. The Supervisory Board considers, taking into account the shareholder structure, a number of at least four independent Supervisory Board members to be an adequate number of independent members and that the Supervisory Board and its committees do comprise an adequate number of independent members. Independent within the meaning of the recommendation no. 5.4.2 of the German Corporate Governance Code in the version dated February 7, 2017 are Mr. Rolf A. Classon, Mr. William P. Johnston, Dr. Dorothea Wenzel, Ms. Pascale Witz and Professor Dr. Gregor Zünd. In the assessment of the Supervisory Board Mr. Classon, Mr. Johnston, Dr. Wenzel, Ms. Witz and Professor Dr. Zünd are independent within the meaning of the recommendation C.7 of the German Corporate Governance Code in the version dated December 16, 2019.

The recommendation C.9 of the German Corporate Governance Code in the version dated December 16, 2019, according to which, in the event that the company has a controlling shareholder within the meaning of the German Corporate Governance Code, in the case of a Supervisory Board with six or fewer members at least one shareholder representative shall be independent of the controlling shareholder, does not apply to the Company because Fresenius SE & Co. KGaA is no controlling shareholder in this meaning given the lack of a sustainable majority at the Annual General Meeting. However, when presuming the applicability of this recommendation, Mr. Classon, Mr. Johnston, Dr. Wenzel, Ms. Witz and Prof. Dr. Zünd would be considered independent in this meaning.

There were no conflicts of interest of members of the Management Board or the Supervisory Board that would have been required to be disclosed to the Supervisory Board.

The profile of skills and expertise of the Supervisory Board is available on the Company’s website under www.freseniusmedicalcare.com/en in the section “About us” and there in the sub-section “Supervisory Board”. The Supervisory Board will strive to make its election proposals to the Annual General Meeting in accordance with the profile of skills and expertise. The status of implementation of the profile of skills and expertise is reported in the Corporate Governance Report.

The members of the Supervisory Board self-responsibly undertake educational and training measures required for their tasks, such as on changes in the legal framework and on new, forward-looking technologies, and are thereby supported by the Company. For targeted training, internal information events are offered if required. New members of the Supervisory Board can meet the members of the Management Board and specialist managers for a discussion of fundamental and current topics and thereby gain an overview of the relevant topics of the company. In the year under review, a comprehensive introduction was given to the two new members of the Supervisory Board Dr. Dorothea Wenzel and Prof. Dr. Gregor Zünd by the Management Board and further employees of the Company at the group headquarters in Bad Homburg (“onboarding”).

Against the background that the German Corporate Governance Code in the version dated December 16, 2019 continues to retain the recommendation to set age limits for members of the management board and the supervisory board, the Supervisory Board also again addressed the question of whether and what age limits should be set for members of the Management Board and for members of the Supervisory Board. In view of the fact that the Supervisory Board has so far deviated in its practice in this respect from the corresponding recommendations of the German Corporate Governance Code, the Supervisory Board intends to examine this question in detail and with due care and, based on the current situation, assumes that the introduction and implementation of corresponding age limits is not expected before the year 2021.

The Supervisory Board also dealt with the compensation system for the members of the Management Board of the General Partner with a view to submitting it to the General Meeting. An outlook on the changes to the compensation system to be submitted to the Company’s Annual General Meeting 2020 for approval is provided in the compensation report, which can be found as an annex to the Corporate Governance Report on pages 131 et seqq. of the annual report.

Based on its discussions, the Supervisory Board resolved on the Declaration of Compliance in relation to the German Corporate Governance Code according to Sec. 161 of the German Stock Corporation Act. A Declaration of Compliance was published each in October 2019 and in December 2019. They are permanently available to the public on the Company’s website www.freseniusmedicalcare.com/en in the section “Investors” and there in the sub-section “Corporate Governance”.

The Corporate Governance Report of the General Partner and of the Supervisory Board together with the Declaration on Corporate Governance is available on pages 118 et seqq. of the annual report. The Declaration on Corporate Governance was discussed by the Supervisory Board and approved in its meeting of March 10, 2020.

Annual and consolidated financial statements

The annual financial statements and the annual management report of Fresenius Medical Care AG & Co. KGaA were prepared in accordance with the regulations of the German Commercial Code (HGB). The consolidated financial statements and consolidated management report follow Sec. 315e of the German Commercial Code in accordance with IFRS as applicable in the European Union. Accountancy, the annual financial statements, the annual management report as well as the consolidated financial statements and the consolidated annual management report for 2019 were audited by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin. Said company was elected as auditor by resolution of the Annual General Meeting of May 16, 2019 and mandated by the Supervisory Board. The auditor has provided each of the aforementioned documents with an unqualified certificate. The audit reports of the auditor were made available to the Audit and Corporate Governance Committee and the Supervisory Board. The Audit and Corporate Governance Committee reviewed the annual and consolidated financial statements as well as the management reports and included the audit reports of, and the discussions with, the auditor in its discussions. The Audit and Corporate Governance Committee reported to the Supervisory Board on this.

The Supervisory Board also reviewed the annual financial statements, the annual management report, the consolidated financial statements and the consolidated annual management report in each case for the past fiscal year. The documents were provided to it in good time. The Supervisory Board declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements. They reported to the Supervisory Board on the significant findings of their audit and were available for additional information. Also according to the final results of its own review, no objections are be raised by the Supervisory Board as regards the annual financial statements, the annual management report, the consolidated financial statements and the consolidated annual management.

In its meeting on February 19, 2020 the Supervisory Board discussed the draft of the report according to Form 20-F. The report according to Form 20-F was filed with the SEC on February 20, 2020.

The annual financial statements and annual management report of Fresenius Medical Care AG & Co. KGaA as well as the consolidated financial statements and the consolidated annual management report for the past fiscal year, as presented by the General Partner, were approved by the Supervisory Board at its meeting on March 10, 2020.

The Supervisory Board also approved the General Partner’s proposal for the application of profit which provides for a dividend of €1.20 for each share.

For the fiscal year 2019, the annual financial statements and the consolidated financial statements were audited by KPMG AG Wirtschaftsprüfungsgesellschaft for the last time until further notice. KPMG AG Wirtschaftsprüfungsgesellschaft was continuously the auditor of the annual financial statements of the Company since the initial public offering of the Company in the year 1996. The annual financial statements and the consolidated financial statements have been signed by Mr. Alexander Bock since the fiscal year 2017 and by Mr. Andreas Kast since the fiscal year 2016.

In the course of the so-called auditor rotation, the 2020 Annual General Meeting is to be proposed — as already reported in the previous year — to elect PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as auditor of the annual financial statements and consolidated financial statements for the fiscal year 2020. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, was already elected by the 2019 Annual General Meeting as auditor for the potential review of interim financial information for fiscal year 2020 that is prepared prior to the 2020 Annual General Meeting.

Separate non-financial group report

The separate non-financial group report of Fresenius Medical Care AG & Co. KGaA was prepared in accordance with the regulations of the German Commercial Code (HGB) and will be published separately from the management report. Fresenius Medical Care reports selected non-financial information in reference to the international sustainability standard of the Global Reporting Initiative (GRI).

The Supervisory Board made use of the option to have the separate non-financial group report verified by an external auditor. The separate non-financial group report has been subject to a limited assurance engagement by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, in accordance with the international standard on assurance engagements ISAE 3000. KPMG AG Wirtschaftsprüfungsgesellschaft issued a corresponding assurance statement.

The Supervisory Board reviewed the separate non-financial group report. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the limited assurance engagement by the auditor. The representatives of the auditor who signed the note on the limited assurance engagement participated in the discussions of the Supervisory Board of the separate non-financial group report. They reported to the Supervisory Board on the significant findings of their limited assurance engagement and were available for additional information. Also according to the final results of its own review, no objections are be raised by the Supervisory Board as regards the separate non-financial group report.

Dependency report

The General Partner prepared a report on its relationships to Fresenius SE & Co. KGaA and the latter’s affiliates in accordance with Sec. 312 of the German Stock Corporation Act for the past fiscal year. The report contains the following final declaration:

“In conjunction with the legal transactions and measures set out in the report on relationships with affiliates, and on the basis of the circumstances of which we were aware at the time when the legal transactions were carried out or when the measures were taken or not carried out, FMC-AG & Co. KGaA has received adequate consideration for every legal transaction, and has not suffered any disadvantage as a result of the fact that measures have or have not been carried out.”

Both the Audit and Corporate Governance Committee and the Supervisory Board received the dependency report in good time and reviewed it. The auditor participated in the relevant meetings. It reported on the main results of its audit and was available for additional information. On February 19, 2020, the auditor added the following certificate to the dependency report:

“Based on our audit and the conclusions reached, we confirm that 1. the disclosures made in the report are factually correct, 2. the consideration received or paid by the Company for each legal transaction disclosed in the report was not unreasonably high, 3. there are no other circumstances relating to the transactions and measures disclosed in the report which would lead to a conclusion different to the one reached by the personally liable shareholder (General Partner).”

The Audit and Corporate Governance Committee and the Supervisory Board concur with the assessment of the auditor. Following the final results of the review by the Supervisory Board, it does not raise any objections against the declaration of the General Partner at the bottom of the report on the relationships to affiliates.

Acknowledgements

Conclusively, the Supervisory Board thanks the members of the Management Board as well as all employees of the group for their commitment. Thank you very much for the successful work performed in a further challenging environment in the past fiscal year!

Bad Homburg v.d. Höhe, March 10, 2020

On behalf of the Supervisory Board

sgd. Dr. Dieter Schenk

Chairman